Filed Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Humboldt Bancorp
Filing Person: Humboldt Bancorp
File Number: 000-27784

THE FOLLOWING LETTER WAS SENT TO SHAREHOLDERS OF HUMBOLDT BANCORP:

April 19, 2004

Dear Shareholder:

As you are aware, on March 13th Humboldt Bancorp entered into a definitive agreement to merge with Umpqua Holdings Corporation. In a few weeks, you will be receiving a proxy statement/prospectus containing important information about the merger, including the date of the special shareholders’ meeting at which the proposal for approval of the principal terms of the merger will be considered. Since we expect the special meeting will be held by mid-summer, at this time we do not plan for an annual shareholders’ meeting.

Enclosed is a copy of our Form 10-K (Annual Report) for the year ended December 31, 2003. In addition to the audited financial statements, the Form 10-K includes expanded disclosures of information typically provided in the proxy statement. These disclosures include certain information regarding insider ownership and executive compensation.

The list of accomplishments for 2003 includes the completion of the sale of our merchant bankcard operations for a pre-tax gain of $30 million, conversion to a new state-of-the-art computer processing system, core deposit growth of nearly $100 million and SBA loan production resulting in the top community bank ranking, 6th overall, in the Sacramento district. We acknowledge the efforts of our dedicated employees who worked tirelessly to keep the interests of our shareholders and customers at the forefront of everything they do.

We appreciate your continued support of Humboldt Bancorp.

Sincerely,

Robert M. Daugherty	John W. Koeberer
President & Chief Executive Officer	Chairman of the Board

The forgoing may be deemed to be offering or solicitation materials of Umpqua Holdings and Humboldt Bancorp in connection with Umpqua Holdings’ proposed acquisition of Humboldt Bancorp. Shareholders are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua Holdings will file with the SEC in connection with the proposed merger, because it will contain important information about Umpqua Holdings, Humboldt Bancorp, the merger and related matters. The directors and executive officers of Umpqua Holdings and Humboldt Bancorp may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua Holdings’ and Humboldt Bancorp’s most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua Holdings by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, 200 SW Market Street, Suite 1900, Portland, OR 97201, and from Humboldt Bancorp by directing a request to Humboldt Bancorp, Investor Relations, 2998 Douglas Blvd., Suite 330, Roseville, CA 95661.